EXHIBIT 99.1

China Yuchai International Reports Strong Unit Sales

by its subsidiary for First Half of 2008

Singapore, Singapore – August 11, 2008 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), the leading manufacturer and distributor of diesel engines in China, extended its leadership position in China’s diesel engine market in the first half of 2008. All diesel engine product lines showed robust growth. Specifically, compared to the same period last year, unit sales of truck engines increased 19%, bus engines grew 26%, and sales of generator sets rose 32%.

In addition, Yuchai has achieved rapid growth in the urban transportation market. Its National III and National IV engine unit sales rose 310% in the first half of 2008 compared with the same period last year. Yuchai’s National III diesel engines has captured approximately 65% of China’s total National III bus market, and Yuchai’s National IV diesel engines now account for 80% of this bus segment.

Also, during the first half of 2008, export units of Yuchai’s diesel engines outside of China soared 185% compared with the same period in 2007.

China Yuchai also announced that Yuchai was awarded the 5 Star Car Services Award for its excellent after sales service from the China Auto News publication, a division of the People’s Daily. Yuchai is one of 15 companies in the car industry that achieved this distinction. Yuchai continues to improve its service offerings with more than 30 offices within China and over 40 branches overseas.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. Yuchai also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Yuchai has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2007, Yuchai sold approximately 383,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit www.hlcorp.com.sg/cyi.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling Global

Tel: +1-646-284-9409

Email: ktheiss@hfgcg.com

dchen@hfgcg.com